Exhibit 99.8



Lufax Holding Ltd
陆金所控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 6623)
(NYSE Stock Ticker: LU)

CHANGE OF DIRECTORS AND SENIOR MANAGEMENT

The Board announces that:

1. Mr. CHO has notified the Board that he does not intend to renew his employment contract upon its expiration on March 31, 2026 and will also, upon the expiration of his employment contract on March 31, 2026, cease to be an executive Director and Chief Executive Officer of the Company,

2. Mr. XIE resigned as a non-executive Director with effect from February 17, 2026,

3. Ms. FU resigned as a non-executive Director with effect from February 17, 2026,

4. Ms. CAI has been appointed as a non-executive Director with effect from February 18, 2026,

5. Mr. LI has been appointed as a non-executive Director with effect from February 18, 2026, and

6. Mr. JI has been appointed as an executive Director and Chief Executive Officer of the Company with effect from April 1, 2026.

The Board announces that on February 14, 2026, Mr. CHO, an executive Director and Chief Executive Officer of the Company, has notified the Board that he does not intend to renew his employment contract upon its expiration on March 31, 2026 and will also, upon the expiration of his employment contract on March 31, 2026, cease to be an executive Director and Chief Executive Officer of the Company. Mr. CHO also confirmed that his decision not to renew his employment contract was due to family and personal considerations. In his letter to the Company, Mr. CHO expressed his commitment to ensure a seamless leadership transition, of which the notification was the first step.

Further, Mr. XIE and Ms. FU resigned as non-executive Directors with effect from February 17, 2026 due to changes in the work arrangements.

Each of Mr. CHO, Mr. XIE and Ms. FU has confirmed that he/she has no disagreement with the Board and there is no matter that needs to be brought to the attention of the Shareholders.

Appointment of Directors

The Board is pleased to announce that, on February 15, 2026, it has accepted the recommendations of the Nomination and Remuneration Committee and resolved to appoint (1) Ms. CAI as a non-executive Director with effect from February 18, 2026, (2) Mr. LI as a non-executive Director with effect from February 18, 2026, and (3) Mr. JI as an executive Director and Chief Executive Officer of the Company, with effect from April 1, 2026. Mr. JI has been the Co-Chief Executive Officer of the Company since October 2025.

The biographical details of each of Ms. CAI, Mr. LI and Mr. JI are set out below.

Ms. CAI

Ms. Fangfang CAI, aged 52, is an executive director of Ping An Group since July 2014. She joined the Ping An Group since 2007 and currently acts as non-executive director of a number of controlled subsidiaries within Ping An Group, including Ping An Life Insurance Company of China, Ltd., Ping An Property & Casualty, Ping An Bank Co., Ltd. and Ping An Healthcare and Technology Co., Ltd.. Ms. CAI successively held the positions of a Vice General Manager and the General Manager of the Remuneration Planning and Management Department of the Human Resources Center of Ping An Group from October 2009 to February 2012, and served as the Vice Chief Financial Officer and General Manager of the Planning Department of Ping An Group from February 2012 to September 2013, the Vice Chief Human Resources Officer of Ping An Group from September 2013 to March 2015, and the Chief Human Resources Officer of Ping An Group from March 2015 to April 2023. Prior to joining Ping An Group, Ms. CAI served as the consulting director of Watson Wyatt Consultancy (Shanghai) Ltd. and the audit director on the financial industry of British Standards Institution Management Systems Certification Co., Ltd. Ms. CAI obtained a master's degree in accounting from the University of New South Wales, Australia.

Ms. CAI has entered into a service agreement with the Company in respect of her appointment as non-executive Director for an initial term of three years commencing from February 18, 2026 (subject to rotation and re-election as and when required under the Company's current articles of association and the Listing Rules). According to the Company's current articles of association, Ms. CAI will hold office as a non-executive Director until the first annual general meeting of the Company after her appointment and shall be eligible for re-election. Ms. CAI will not be entitled to any emolument in relation to her appointment as a non-executive Director. Mr. CAI's remuneration package is determined by the Nomination and Remuneration Committee after taking into account her duties and responsibilities and the prevailing market conditions.

As at the date of this announcement, Ms. CAI is interested in 1,605,643 A shares of Ping An Insurance (which includes 815,519 A shares of Ping An Insurance granted to Ms. CAI under the Long-term Service Plan of Ping An Insurance), and 494,530 H shares of Ping An Insurance granted to Ms. CAI under the Long-term Service Plan of Ping An Insurance.

As of the date of this announcement, Ms. CAI has confirmed that, save as disclosed above, she (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Save as disclosed above, as of the date of this announcement, Ms. CAI has also confirmed that she does not have any relationship with any Directors, the senior management or substantial shareholders or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders relating to the appointment of Ms. CAI.

Mr. LI

Mr. Peifeng LI, aged 52, has been the general manager of the finance department of Ping An Group since February 2023. Prior to that, Mr. LI has held various senior management positions in the Ping An Group, including the general manager of the treasury department of Ping An Group from November 2021 to February 2023, the general manager of finance department of Ping An Real Estate Co., Ltd. from April 2015 to October 2021, the general manager of finance department of Ping An Trust Co., Ltd. from May 2009 to April 2015 and the assistant to the general manager of finance department and vice general manager of finance department of Ping An Group from June 2006 to April 2009. Mr. LI obtained a master's degree in economics from Southwestern University of Finance and Economics in June 1998. Mr. LI has been a PRC certified accountant since August 1998.

Mr. LI has entered into a service agreement with the Company in respect of his appointment as non-executive Director for an initial term of three years commencing from February 18, 2026 (subject to rotation and re-election as and when required under the Company's current articles of association and the Listing Rules). According to the Company's current articles of association, Mr. LI will hold office as a non-executive Director until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. Mr. LI will not be entitled to any emolument in relation to his appointment as a non-executive Director. Mr. LI's remuneration package is determined by the Nomination and Remuneration Committee after taking into account his duties and responsibilities and the prevailing market conditions.

As at the date of this announcement, Mr. LI is interested in 28,795 A shares of Ping An Insurance (which includes 24,795 A shares of Ping An Insurance granted to Mr. LI under the Long-term Service Plan of Ping An Insurance), and 9,299 H shares of Ping An Insurance granted to Mr. LI under the Long-term Service Plan of Ping An Insurance.

As of the date of this announcement, Mr. LI has confirmed that, save as disclosed above, he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Save as disclosed above, as of the date of this announcement, Mr. LI has also confirmed that he does not have any relationship with any Directors, the senior management or substantial shareholders or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the shareholders of the Company relating to the appointment of Mr. LI.

Mr. JI

Mr. Xiang JI, aged 43, possesses close to 20 years of cross-industry work experience in retail credit, risk management and investment management. Mr. JI has held senior management positions in several subsidiaries of the Group, including the chairman and legal representative of Ping An Rongyi (Jiangsu) Financing Guarantee Co., Ltd.* (平安融易(江蘇)融資擔保有限公司), and Jinjiong (Shenzhen) Technology Service Co., Ltd.* (錦炯(深圳)科技服務有限公司) since January 2026 and December 2025, respectively. Mr. JI served at McKinsey & Consulting Company Inc. from February 2014 to September 2025, with his last position as Global Managing Partner overseeing Asia Retail Banking Business. From September 2007 to December 2012, Mr. JI provided post-investment service and project management service to various institutions in the United Kingdom. Mr. JI obtained a master's degree in business management from INSEAD in December 2013, a master's degree in telecommunication engineering from Politecnico Di Torino in June 2007, and a bachelor's degree in communication engineering from Beijing Information Science and Technology University in June 2005.

Mr. JI has entered into a service agreement with the Company in respect of his appointment as executive Director for an initial term of three years commencing from April 1, 2026 (subject to rotation and re-election as and when required under the Company's current articles of association and the Listing Rules). According to the Company's current articles of association, Mr. JI will hold office as an executive Director until the first annual general meeting of the Company after his appointment and shall be eligible for re-election. Mr. JI is entitled to a basic salary of RMB3.3 million per annum in his capacity as the Chief Executive Officer and discretionary performance incentive bonus subject to the terms of his service agreement dated October 31, 2025. Mr. JI will not be entitled to any emolument in relation to his appointment as an executive Director. Mr. JI's remuneration package is determined by the Nomination and Remuneration Committee after taking into account his duties and responsibilities and the prevailing market conditions.

As of the date of this announcement, Mr. JI has confirmed that, save as disclosed above, he (i) does not hold any other position with the Company or other members of the Group; (ii) did not hold any directorship in any other public companies with securities of which are listed on any securities market in Hong Kong or overseas in the last three years; and (iii) does not have any other major appointments and professional qualifications.

Save as disclosed above, as of the date of this announcement, Mr. JI has also confirmed that he does not have any relationship with any Directors, the senior management or substantial shareholders or controlling shareholders of the Company, or any other interest in the shares of the Company or any of its associated corporation within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Save as disclosed above, there is no other information that is required to be disclosed pursuant to any of the requirements under paragraphs (h) to (v) of Rule 13.51(2) of the Listing Rules nor are there other matters that need to be brought to the attention of the Shareholders relating to the appointment of Mr. JI.

Mr. CHO will remain in his current role at the Company until March 31, 2026. During his remaining time at the Company, Mr. CHO will work closely with the Company and Mr. JI to ensure a seamless transition. The Company would like to express its gratitude to Mr. CHO, Mr. XIE and Ms. FU for their many years of service and significant contribution to the Company, and wishes them the best of luck in their future endeavors.

The Board would like to express its warmest welcome to Ms. CAI, Mr. LI and Mr. JI on their respective appointment.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings.

"Board"	the board of Directors of the Company
"Company"	Lufax Holding Ltd (陆金所控股有限公司), a company with limited liability incorporated in the Cayman Islands and listed on the NYSE (NYSE ticker: LU) and the Stock Exchange (stock code: 6623)
"Director(s)"	the director(s) of the Company
"Group"	the Company, its subsidiaries and consolidated affiliated entities
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Stock Exchange"or "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Mr. CHO"	Mr. Yong Suk CHO
"Mr. JI"	Mr. Xiang JI
"Mr. LI"	Mr. Peifeng LI
"Mr. XIE"	Mr. Yonglin XIE
"Ms. CAI"	Ms. Fangfang CAI
"Ms. FU"	Ms. Xin FU
"Nomination and Remuneration Committee"	the nomination and remuneration committee of the Board
"Ping An Group"	Ping An Insurance and its subsidiaries
"Ping An Insurance"	Ping An Insurance (Group) Company of China, Ltd. (中國平安保險(集團)股份有限公司), a company established as a joint stock company under the laws of PRC listed on the Shanghai Stock Exchange (stock code: 601318) and the Hong Kong Stock Exchange (stock code: 2318 (HKD counter) and 82318 (RMB counter))

"PRC" or "China"	the People's Republic of China and, for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	the ordinary shares of the Company with a par value US$0.00001 per share
"Shareholder(s)"	the holder(s) of the Shares
"subsidiaries"	has the meaning as ascribed to it under the Listing Rules
"%"	per cent

By order of the Board
Lufax Holding Ltd
Dicky Peter YIP
Chairman of the Board

Hong Kong, February 15, 2026

As of the date of this announcement, the Board comprises Mr. Yong Suk CHO and Mr. Tongzhuan XI as the executive Directors, Mr. Yonglin XIE, Ms. Xin FU and Mr. Shibang GUO as the non-executive Directors, and Mr. Dicky Peter YIP, Mr. Rusheng YANG, Mr. David Xianglin LI and Ms. Wai Ping Tina LEE as the independent non-executive Directors.